Exhibit 21.1

POWERFLEET, INC.

LIST OF SUBSIDIARIES

Name	Jurisdiction of Formation

I.D. Systems, Inc.	Delaware

Asset Intelligence, LLC	Delaware

Keytroller, LLC	Delaware

PowerFleet GmbH	Germany

PowerFleet Systems Ltd	United Kingdom

PowerFleet Israel Ltd.	Israel

Pointer Telocation Ltd.	Israel

Pointer Argentina S.A. (1)	Argentina

Pointer Recuperación de México, S.A. de C.V. (2)	Mexico

Pointer Logistica y Monitoreo, S.A. de C.V. (2)	Mexico

Pointer do Brasil Comercial Ltda.	Brazil

Pointer Telocation India	India

Pointer SA (PTY) Ltd. (3)	South Africa

(1)	The Company indirectly holds 99.64% of the issued and outstanding shares of Pointer Argentina S.A.
(2)	The Company indirectly holds 99.99% of the issued and outstanding capital stock of Pointer Recuperación de México, S.A. de C.V. and Pointer Logistica y Monitoreo, S.A. de C.V.
(3)	The Company indirectly holds 88% of the issued and outstanding shares of Pointer SA (PTY) Ltd.